FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 7, 2003

Commission File Number           333-98233

PARAMOUNT ENERGY TRUST

(Translation of registrant’s name into English)

500, 630 – 4th Avenue S.W., Calgary, Alberta, Canada, T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

The following documentation is being submitted herewith:

(a)	Press Release dated May 6, 2003;

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST by its Administrator PARAMOUNT ENERGY OPERATING CORP.

Date: May 7, 2003

By: /s/ Susan L. Riddell Rose Name: Susan L. Riddell Rose Title: President and Chief Operating Officer

PRESS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES FIRST QUARTER RESULTS

May 6, 2003. Paramount Energy Trust (“PET”) (TSX – PMT.UN) is pleased to announce its results for the three months ended March 31, 2003. PET achieved significant momentum in its initial quarter of operation. Highlights include:

(1)	Closing its Rights Offering and related asset acquisitions which concluded the restructuring of Paramount Resources Ltd;

(2)	Completing a positive winter capital expenditure program;

(3)	Closing an additional asset acquisition in its core area; and

(4)	Declaring an initial distribution for the first quarter of 2003 of $0.83 per Unit, implying an annual yield of more than 23% relative to the current market price for PET.

Three Months Ended March 31	2003	2002	% Change

Financial ($ thousands, except per Trust Unit amounts)
Natural Gas Revenue	62,104	21,778	185
Cash Flow	37,811	8,907	325
Per Trust Unit(2)	0.95	0.22	332
Net Earnings (Loss)	26,416	(4,427)	697
Per Trust Unit(2)	0.67	(0.11)	709
Distributions	32,900	n/a	—
Per Trust Unit(2)	0.83	n/a	—
Capital Expenditures	14,687	9,436	56
Net Debt	85,045	n/a	—
Unitholders’ Equity	176,459	n/a	—

Trust Units Outstanding
At March 31	39,638,376	—	—
Diluted	40,641,376	—	—

Operating
Production
Gas — Total (Bcf)	7.6	8.4	(10)
— Per Day (MMcf)	84.2	93.5	(10)
Average Prices
Gas ($/Mcf)	8.19	2.59	217
Wells Drilled (gross)
Gas	16	16	—
Service	1	2	(50)
Dry	—	2	—
Total	17	20	(15)
Success Rate (%)	100	90	—
Undeveloped Land Holdings (thousands of net acres)	370	n/a	—

1.	All amounts in this report include the operations and results of the northeast Alberta properties of Paramount Resources Ltd (“PRL”) which were acquired by PET (the “PET Assets”) during the three months ended March 31, 2003. The consolidated financial statements have been prepared on a continuity of interests basis which recognizes PET as the successor entity to PRL’s northeast Alberta core area of operations as PET acquired substantially all of PRL’s natural gas assets in that region.

2.	The Trust Units indicated are pro forma. Actual units were issued by PET in the first quarter of 2003.

CORPORATE

On February 3, 2003 PET commenced operations with the acquisition of the Legend natural gas property in northeast Alberta from Paramount Resources Ltd. (PRL) for $81 million in exchange for approximately 9.9 million Trust Units. PRL, in turn, distributed the PET Trust Units to its shareholders as a dividend-in-kind. PET’s Trust Units commenced trading on the TSX on February 7, 2003 under the symbol PMT.UN. Attached to each of the 9.9 million Trust Units issued in connection with the Legend acquisition were three Rights, each of which entitled the holder to subscribe for one Trust Unit at a price of $5.05 each until the Rights Expiry Time on March 10, 2003. Following successful completion of the Rights Offering which was significantly oversubscribed and raised approximately $150 million, PET acquired additional natural gas assets in northeast Alberta from Paramount Resources Ltd. for $220 million.

The asset acquisitions were effective July 1, 2002 and the net cash flow from that date accrued to PET, thus reducing the effective purchase price. Our team had been assembled and actively managing the assets since July 2002 and thus the finalization of our creation merely represented a formalization of the momentum we had already established.

Our first quarter report presents the results of the acquired assets for the entire period and reflects the positive effects of our asset optimization efforts, the winter drilling program and very robust recent gas prices.

FINANCIAL

Natural gas sales increased 185 percent to $62.1 million for the three months ended March 31, 2003, compared to $21.8 million for the three months ended March 31, 2002. This increase related principally to a 217 percent increase in natural gas prices in the 2003 period which offset the ten percent production decline. Cash flow from operations increased 325 percent to $37.8 million, or $0.95 per Trust Unit, for the first quarter of 2003, compared to $8.9 million for the corresponding period in 2002. Net earnings were up 697 percent to $26.4 million, or $0.67 per Trust Unit, for the same three month period ended March 31, 2003. It is important to note that the financial statements have been prepared on a continuity of interest basis, as if Paramount Energy Trust owned the PET Assets for all periods of review.

OPERATIONS

Natural gas production decreased only ten percent during the three months ended March 31, 2003 to 84.2 MMcf/d from 93.5 MMcf/d in the respective 2002 quarter. Production additions from the 2002 drilling program and successful field operation opitimization programs combined to offset the average base production declines in the properties of 19 percent.

The PET Assets are located in northeast Alberta. During the period November 2001 to June 2002 the AEUB held a hearing to consider 27 applications incorporating 145 wells from various parties, some respecting the shut-in of gas wells on the basis that natural gas production could have a detrimental effect on recovery of the underlying bitumen, and others for the approval to commence production of gas in the Chard area and Leismer Field. On March 18, 2003 the AEUB issued Decision 2003-23 in regard to the Chard-Leismer Hearing. With respect to PET’s assets, three of four application wells were granted the right to produce at specific perforated intervals and two of the 18 PET-interest wells being considered for shut-in were ordered shut-in at specific perforated intervals effective May 1, 2003. Once the effect of the decision is implemented, the production loss from the gas wells affected by the shut-in order is expected to be more than offset by the gain in production of the three newly-approved wells.

CAPITAL EXPENDITURES AND DRILLING

Development expenditures totaled $8.7 million for three months ended March 31, 2003. PET participated in the drilling of 17 wells (11.9 net) during the quarter resulting in 16 natural gas wells (11.4 net) and one water disposal well (0.5 net). This successful program added between 4 and 5 MMcf/d to the Trust’s daily average production estimate for 2003 for approximately $12,000 per daily flowing BOE.

First quarter drilling included 6 gas wells at Legend, two at Corner, two at East Legend and six on various other northeast Alberta properties. In addition, PET initiated a land stewardship program, successfully farming out an interest in three additional locations. PET also installed additional compression capacity in the Legend area during the first quarter.

ACQUISITIONS

On April 10, 2003, PET announced the closing of the acquisition of a 100% working interest in the Ells natural gas property in northeast Alberta at a purchase price of approximately $19.9 million. The acquisition was funded through PET’s existing credit facility with $6.0 million paid on March 19, 2003 and the remainder paid on April 30, 2003. The Ells Property is located immediately east of the Trust’s East Legend property. At the time of its acquisition, the Ells Property was non-producing but has recently commenced initial production from 8 wells at approximately 4.0 MMcf/d from the Wabiskaw and McMurray formations. PET plans to bring a further 4.5 MMcf/d of production from 14 additional wells onstream in the second quarter upon receipt of regulatory approval to produce wells drilled and completed in the first quarter of 2003. The acquisition of the Ells Property also includes a dedicated gas plant with capacity to process up to 10 MMcf/d, a compressor station and gathering system.

The Ells acquisition was a non-arms length transaction and as such a committee of independent directors was established to review and approve the acquisition. The Ells asset was evaluated by McDaniel and Associates Consultants Ltd. (McDaniel) effective March 15, 2003. The committee of independent directors also retained an independent reserves evaluation consultant to review McDaniel’s evaluation. This McDaniel evaluation assigned total PET-interest proved reserves at 6.75 Bcf and probable reserves at 0.7 Bcf of natural gas for the Ells area. Using McDaniel’s estimates of reserves and assuming timely approval to produce the 14 application wells, PET paid $17.75 per proven BOE, and $14,100 per flowing daily BOE of natural gas production for the Ells asset, with natural gas converted to oil equivalent on a 6:1 basis. Based on the performance of mature analog pools in the Legend area, PET is confident that these estimates represent the minimum recoverable gas reserves from the Ells pools identified with the current well control. Pending production performance over time, up to an additional 15 Bcf of probable reserves could be booked as per the volumetric estimates for these pools.

OUTLOOK

The market fundamentals for North American natural gas continue to favor the supplier, supporting our forecast for natural gas prices to remain at or above current levels through to the end of next winter. During the next several months, the Trust will seek to enter into hedging arrangements for up to 50 percent of our natural gas production, attempting to provide additional certainty to the continuation of the base level distribution of $0.277 per unit per month established by our distributions announced to date. As evidenced by our successful capital program, we are executing our plan to add value for unitholders through optimization of our existing asset base, proactive management of our undeveloped land, and the continued pursuit of accretive acquisitions.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Natural gas sales increased 185% to $62.1 million for the three months ended March 31, 2003, compared to $21.8 million for the three months ended March 31, 2002. Decreased production volumes resulted in a $2.2 million decrease in revenue while higher natural gas prices increased revenue by $42.5 million. Realized natural gas prices increased by 217% for the three months ended March 31, 2003 to $8.19 per mcf from $2.59 per mcf in 2002. Average Alberta Reference Prices increased 137% from $3.34 per GJ for the three months ended March 31, 2002 to $7.92 per GJ for the three months ended March 31, 2003. During the same period, U.S. NYMEX natural gas prices increased 169% to U.S.$6.41 per Mmbtu for the three months ended March 31, 2003 from U.S.$2.38 per Mmbtu in the 2002 period. The increase in gas prices resulted from higher demand due to a colder winter, decreased supply and lower storage levels offset by weak economic conditions and increased political uncertainty.

Natural gas production decreased 10% during the period to 84.2 MMcf/d from 93.5 MMcf/d in the three months ended March 31, 2002, as production additions realized from the drilling of 16 (13.1 net) natural gas wells drilled in the first quarter of 2002 and brought onto production during the second quarter of 2002, did not fully offset natural production declines.

For the three months ended March 31, 2003, the Royalty Rate for the PET Assets was 22.9% as compared to 16.7% for the three months ended March 31, 2002. Royalty Rates in Alberta are calculated on a sliding scale sensitive to prices. Consequently, the increase in the average Royalty Rate is consistent with the increase in the Alberta Reference Price in the three month period ended March 31, 2003.

Total production costs decreased $2.0 million in the three months ended March 31, 2003 compared to the same period in 2002. Unit production costs were $1.13 per mcf in the three months ended March 31, 2003 compared to $1.26 per mcf for the same period in 2002. The reduction in unit costs arises as a result of a decrease in average costs in the petroleum services industry and an increased concentration on cost control by PET as well as routine rotation in the facility maintenance schedules. First and second quarter production costs are typically higher due to the winter-only access nature of our assets. Full year operating costs are expected to approximate $0.85 per mcf.

The significantly higher commodity prices, combined with lower production volumes, higher royalties and lower production costs, resulted in a $31.9 million increase in operating income from

$7.5 million for the three months ended March 31, 2002 to $39.4 million for the three months ended March 31, 2003.

($Cdn millions)

Production decrease	$(2.0)
Price increase	42.4
Royalty increase	(10.5)
Operating cost decrease	2.0

Increase in net operating income	$31.9

General and administrative expenses were $766,000 ($0.10/mcf) in the first three months of 2003 compared to $975,000 ($0.12/mcf) in the 2002 quarter. The 2002 figure represented an allocation of PRL’s overall administrative costs.

Interest expense was $451,000 in the first quarter of 2003 compared to Nil in the 2002 quarter. In 2002 no bank debt was attributed to the PET Assets as cash flow significantly exceeded capital expenditures, while in 2003 PET commenced bank borrowing on March 11.

The above factors combined to increase cash flow from operations to $37.8 million for the three months ended March 31, 2003 from $8.9 million in the 2003 period, a 325% increase.

Depletion and depreciation expense decreased from $12.5 million ($1.49/mcf) in the first quarter of 2002 to $11.0 million ($1.45/mcf) in the 2003 quarter due to a decrease in the depletion rate related to reserve additions.

Net earnings were $26.4 million in the first quarter of 2003 compared to loss of $4.4 million in the 2002 period.

Liquidity and Capital Resources

Our 2003 capital budget, excluding acquisitions, presently totals $9.0 million for the drilling, completion and tie-in of 17 wells as well as facility upgrades principally in the Legend area. A total of $8.7 million had been spent by March 31, 2003 as the entire drilling program had been completed by that date. PRL’s capital expenditures on the PET Assets totalled $11.1 million in 2002. The cost of drilling and completing a well in these areas is approximately $300,000 to $400,000.

A syndicate of financial institutions have agreed to provide PET with a demand credit facility in the maximum amount of $115,000,000 which amount includes a $10,000,000 working capital component. Actual borrowings under the credit facility will be limited to a borrowing base as determined from time to time by our lenders. Under the credit facility PET will pay interest rates and commitment fees on undrawn amounts on terms negotiated and at rates agreed to between us and our lenders from time to time.

We commenced distributions to Unitholders in the month of April 2003 with a distribution of cash flow from the PET Assets for the three months ended March 31, 2003 totalling $0.83 per Unit. During the period from July 1, 2002 to January 1, 2003, cash flow from the PET Assets was used to fund production and administrative expenses, interest, minor capital expenditures and to accumulate working capital for our ongoing operations.

Based on current production levels, natural gas prices and costs, we confirm our previous guidance that 2003 production will average approximately 88 MMcf/d, generating cash flow of $3.32 per Trust Unit and distributable income of $3.05 per Trust Unit. These estimated results compare to production of 81 MMcf/d, cash flow of $2.03 per Trust Unit and distributable income of $1.97 per Trust Unit indicated in the financial forecast previously published in our prospectus dated January 29, 2003. The principal reason for the increase in estimated cash flow and distributable income is significantly higher natural gas prices. Estimated production reflects the effect of the Ells acquisition and our 2003 winter drilling program. Actual distributions will be impacted principally by natural gas production and prices. To the extent that either production or prices are different than those estimated, our distributable income will change as shown in the sensitivity table below.

Sensitivities

The following table summarizes the effects of changes in natural gas production, prices, exchange rates and interest rates on forecast 2003 cash available for distributions:

		Effect on Cash Available for
		Distributions

Variable	Change	($000's)	($/Trust Unit)

Natural Gas Production (MMcf/d)	1.0	$1,080	0.03
Natural Gas Price ($/mcf)	Cdn $0.10	$2,350	0.06
Canada – US Exchange (U.S.$/Cdn$)	US $0.01	$2,100	0.05
Interest Rates (%)	1%	$775	0.02

Note:

(1)	Assumes that 39,638,376 Trust Units are outstanding.

Paramount Energy Trust
Consolidated Balance Sheets

As at	March 31,	December 31,
	2003	2002
	(unaudited)

($ thousands)
Assets
Current Assets
Accounts Receivable	$32,402	$16,012
Capital Assets (Note 3)	269,015	252,048

	$301,417	$268,060

Liabilities
Current Liabilities
Accounts Payable and Accrued Liabilities	$23,914	$19,306
Distributions Payable	32,900	—
Bank and other debt (Note 4)	60,633	2,123

	117,447	21,429
Provision for future site restoration and abandonment costs	7,511	7,111
Unitholders’ Equity
Trust Units (Note 5)	199,381	—
Net Book Value Adjustment (Note 3)	(45,131)	1,317
Net Investment of Paramount Resources Ltd. in properties	—	238,203
Retained Earnings	22,209	—

	176,459	239,520

	$301,417	$268,060

Basis of Presentation: Note 1 and Note 2

Subsequent Events: Note 7

Paramount Energy Trust
Consolidated Statements of Earnings and Retained Earnings

Three month period ended March 31 (unaudited)	2003	2002

($ thousands except per unit amounts)
Revenue
Petroleum and Natural Gas	$62,104	$21,778
Royalties	(14,195)	(3,647)

	47,909	18,131

Expenses
Operating	8,559	10,594
Dry Hole	—	218
Geological and Geophysical	23	367
Lease Rentals	322	606
General and Administrative	766	975
Interest	451	—
Future Site Restoration and Abandonment	400	221
Depletion and Depreciation	10,972	12,528

	21,493	25,509

Earnings (Loss) before Income Taxes	26,416	(7,378)
Income Taxes
Current	—	(2,951)

Net Earnings (Loss)	26,416	(4,427)
Retained Earnings at Beginning of Period	238,203	282,815
Reduction in Net Investment on Restructuring (Notes 1 and 2)	(209,510)	—
Distributions paid or payable in period	(32,900)	—

Retained Earnings at End of Period	$22,209	$278,388

Earnings (Loss) Per Trust Unit (Note 2(d))
Basic	$0.67	$(0.11)
Diluted	$0.65	$(0.11)

Distributions Per Trust Unit	$0.83	$—

Paramount Energy Trust
Consolidated Statements of Cash Flows

Three month period ended March 31 (unaudited)	2003	2002

($ thousands)
Cash Provided By (Used For)
Operating Activities
Net Earnings (Loss)	$26,416	$(4,427)
Items not Involving Cash
Depletion and Depreciation	10,972	12,528
Future Site Restoration and Abandonment	400	221
Item not associated with Operations
Dry Hole	—	218
Geological and Geophysical	23	367

Funds Flow from Operations	37,811	8,907
Change in Non-Cash Working Capital	(11,782)	1,114

	26,029	10,021

Financing Activities
Issue of Trust Units	201,130	—
Distributions to Unitholders	(32,900)	—
Trust Unit Issue Costs	(1,749)	—
Change in Bank and Other Debt	58,510	—
Change in Non-Cash Working Capital	32,900	—

	257,891	—

Funds Available for Investment	283,920	10,021

Investing Activities
Dry Hole	—	(218)
Geological and Geophysical	(23)	(367)
Acquisition of Properties	(269,210)	—
Exploration and Development Expenditures	(14,687)	(9,436)

	$(283,920)	$(10,021)

PARAMOUNT ENERGY TRUST
Notes to Consolidated Financial Statements
(dollar amounts in Cdn$ except as noted)

1.	Paramount Energy Trust

Paramount Energy Trust (“PET” or the “Trust”) is an unincorporated trust formed under the laws of the Province of Alberta pursuant to a trust indenture dated June 28, 2002, as amended, and whose trustee is Computershare Trust Company of Canada. The beneficiaries of PET are the holders of the Trust Units of PET (the “Unitholders”). PET was established for the purposes of issuing Trust Units and acquiring and holding royalties and other investments. The consolidated financial statements of PET consist of 100 percent ownership of Paramount Energy Operating Corp. (the “Administrator”) and the 100 percent ownership of the beneficial interests of Paramount Operating Trust (“POT”). PET utilizes a calendar fiscal year for financial reporting purposes.

The Administrator was incorporated primarily to act as trustee of POT. As trustee of POT, the Administrator will hold legal title to the properties and assets of POT on behalf of and for the benefit of POT and will administer, manage and operate the oil and gas business of POT. In addition, the Administrator will provide certain management and administrative services for PET and its trustee pursuant to a delegation of power and authority to it under the PET indenture.

The issuance of a receipt for a prospectus was made by Canadian regulatory authorities on January 29, 2003 and by regulators in the United States on February 3, 2002. Subsequent to the issuance of these receipts, PET, POT, the Administrator and Paramount Resources Ltd. (“PRL”) completed a series of transactions pursuant to which PET, on a consolidated basis, acquired oil and gas properties and related assets with an estimated value of approximately $301,000,000 from PRL. PET raised equity of approximately $150,000,000 from the exercise of rights and obtained bank financing of approximately $100,000,000, as follows:

■	On February 3, 2003, PRL, effective July 1, 2002, sold its interest in certain assets (the “Initial Assets”) to POT for consideration consisting of a promissory note in PRL’s favor of $81,000,000. Interest on the $81,000,000 purchase price accrued at a rate of 6.5% per annum. At that time a secured guarantee was given by both POT and PET in respect of $20,000,000 of PRL’s indebtedness to PRL’s lenders. At the same time PRL and POT executed the Take-Up Agreement which required PRL to sell and POT to purchase 100 percent of PRL’s interest in certain additional assets (the “Additional Assets”). The purchase price was $220,000,000. POT paid a $5,000,000 deposit on the purchase price of these assets through the issuance of a non-interest bearing promissory note;

■	POT, effective July 1, 2002, granted to PET a royalty of 99 percent of the net revenue less permitted deductions with respect to debt payments, capital expenditures and certain other amounts from the Canadian resource properties comprised in the Initial Assets and all after-acquired Canadian resource properties of POT including the Additional Assets described below (the “Royalty”) in exchange for consideration consisting of $64,152,000 to be paid in accordance with an agreement between POT, PET and PRL whereby PET issued and delivered to PRL a first promissory note in the amount of $30,000,000 and a second promissory note in the amount of $34,152,000. The first promissory note carried annual interest equal to the prime rate of a major Canadian chartered bank from time to time plus 1.875%. This payment reduced the amount of indebtedness that POT owes to PRL to approximately $16,848,000 which was represented by a promissory note that carried annual interest from the date of issue equal to the prime rate of a major Canadian chartered bank from time to time plus 1.875%. PET granted a security interest to PRL in PET’s assets as security for its indebtedness under the first promissory note and POT granted a guarantee to PRL for such indebtedness and granted PRL a security interest over its assets for the guarantee.

■	PET issued 6,636,045 Trust Units to PRL in full repayment of the indebtedness under the second promissory note;

■	PET purchased from PRL the remaining $16,848,000 indebtedness owed by POT to PRL in exchange for the issuance and delivery to PRL of an additional 3,273,721 Trust Units;

■	PRL did, on February 4, 2003, by way of a dividend, distribute all of the PET Trust Units held by PRL, being all 9,909,767 Trust Units, to the holders of PRL common shares;

■	PET issued to each of the holders of the Trust Units distributed by PRL, three rights to subscribe for additional PET Trust Units. Each right entitled the holder to purchase one additional PET Trust Unit at a subscription price of $5.05 per Trust Unit. On March 11, 2003, PRL did, effective July 1, 2002, sell to POT 100 percent of PRL’s interest in the Additional Assets for an aggregate consideration of $220,000,000. This was funded by the exercise and payment of 100 percent of the rights granted, resulting in proceeds of $150,129,475 (before issue costs). These funds together with bank financing of $100,000,000 were also used to repay the $30,000,000 promissory note to PRL and to complete the acquisition of the Additional Assets.

2.	Basis of presentation and Accounting Policies

The accompanying consolidated balance sheet of PET as at March 31, 2003 and the consolidated statements of earnings of PET for the three month period ended March 31, 2003 have been prepared by management of the Administrator (as agent for the trustee of PET) on behalf of PET in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Prior to the asset acquisitions on February 3, and March 11, 2003 described in Note 1, the consolidated financial statements include the operations and results of the northeast Alberta properties of Paramount Resources Ltd which were acquired by the Trust on those dates. The consolidated financial statements have been prepared on a continuity of interests basis which recognizes the Trust as the successor entity to PRL’s northeast Alberta core area of operations as the Trust acquired substantially all of PRL’s natural gas assets in that region. Certain of PRL’s properties in northeast Alberta were not acquired by the Trust and the results of such properties have been excluded from these consolidated financial statements. While the amounts applicable to PRL’s northeast Alberta properties for certain revenues, royalties, expenses, assets and liabilities could be derived directly from the accounting records of PRL, it was necessary to allocate certain other items between PRL’s core areas. In the opinion of management, the consolidated balance sheet and statements of earnings include all adjustments necessary for the fair presentation of the transactions in accordance with Canadian GAAP.

a)	Principles of Consolidation The consolidated financial statements include the accounts of the Trust and its wholly-owned subsidiaries.

b)	Petroleum and Natural Gas Operations PET follows the successful efforts method of accounting for petroleum and natural gas operations. Under this method, PET capitalizes only those costs that result directly in the discovery of petroleum and natural gas reserves. Exploration expenses, including geological and geophysical costs, lease rentals and exploratory dry hole costs, are charged to earnings as incurred. Leasehold acquisition costs, including costs of drilling and equipping successful wells, are capitalized. The net cost of unproductive wells, abandoned wells and surrendered leases are charged to earnings in the year of abandonment or surrender. Gains or losses are recognized on the disposition of properties and equipment.

Depletion and depreciation of petroleum and natural gas properties including well development expenditures, production equipment, gas plants and gathering systems are provided on the unit-of-production method based on estimated proven recoverable reserves of each producing property or project. Depreciation of other equipment is provided on a declining balance method at rates varying from 20 to 30 percent.

The net amount at which petroleum and natural gas costs on a property or project are carried is subject to a cost-recovery test. An impairment loss should be recognized when the carrying amount of the asset is less than the sum of the expected future cash flows (undiscounted and without interest charges). The amount of the impairment loss is calculated as the difference between the carrying amount and the fair value of the asset where fair value is calculated as the present value of estimated future cash flows. The carrying values of capital assets, including the costs of acquiring proven and probable reserves, are subject to uncertainty associated with the quantity of oil and gas reserves, future production rates, commodity prices and other factors.

Prior to January 1, 2003, the net amount at which petroleum and natural gas costs on a property or project were carried was subject to a different cost-recovery test. Any impairment loss was the difference between the carrying value of the asset and its recoverable amount (undiscounted). This change has been adopted retroactively but had no effect on these consolidated financial statements.

Substantially all of the exploration, development and production activities of the Trust are conducted jointly with others. These financial statements reflect only the Trust’s proportionate interest in such activities.

The Trust’s corporate assets are recorded at cost and are depreciated on a straight line basis at rates ranging from 2.5% - 20%.

c)	Future Site Restoration and Abandonment Costs Estimated future site restoration and abandonment costs are provided for using the unit of production method based on total proved reserves before royalties. Costs are estimated by the Trust’s engineers based on current regulations, costs, technology and industry standards. The annual charge is included in the calculation of net earnings and removal and site restoration expenditures are charged to the accumulated provision as incurred.

d)	Per Unit Information The Trust uses the treasury stock method where only “in the money” dilutive instruments impact the diluted calculations. In computing diluted earnings and funds flow from operations per unit, no net Units were added to the weighted average number of common shares outstanding during the year ended December 31, 2002 (2001 – nil net units) for the dilutive effect of Unit options. No adjustments were required to reported earnings or funds flow from operations in computing diluted per unit amounts. A total of nil (2000 – nil) options were excluded from the diluted calculations as they were anti-dilutive. Per Unit amounts for all periods presented have been presented on a pro-forma basis as if the Trust’s Units outstanding at March 31, 2003 were all outstanding for each period shown.

e)	Foreign Currency Translation Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at year end while non-monetary assets and liabilities are translated at historical rates of exchange. Revenues and expenses are translated at monthly average rates of exchange.

f)	Financial Instruments The Trust may periodically enter into derivative financial instrument contracts to manage exposures related to interest rates, foreign currency exchange rates and oil and natural gas prices. Amounts received or paid under interest rate swaps are recognized in interest expense, while settlement amounts on commodity and foreign currency hedge contracts are recognized in earnings as the related production revenues are recorded.

g)	Income Taxes The Trust, and its operating entity POT, are taxable entities under the Income Tax Act (Canada) and are taxable only on income that is not distributed or distributable to the unitholders. As the Trust distributes all of its taxable income to the unitholders pursuant to its Trust Indenture and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for income taxes has been made in these consolidated financial statements. The Administrator has no tax balances.

h)	Unit Incentive Plan The Trust has a unit incentive plan as described in note 6. Effective for fiscal years beginning on or after January 1, 2002, the Trust adopted the recommendations of the CICA on accounting for stock-based compensation which apply to new rights granted on or after January 1, 2002. The Trust has elected to measure compensation cost based on the intrinsic value of the award at the date of the grant and recognize that cost over the vesting period. As the exercise price of the rights granted approximates the market price of the trust units at the time of the grant date, no compensation cost has been provided in the statement of income.

The exercise price of the rights granted under the Trust’s unit incentive plan may be reduced in future periods in accordance with the terms of the rights plan. The amount of the reduction cannot be reasonably estimated as it is dependent upon a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures and the purchase and sale of property, plant and equipment. Therefore, it is not possible to determine a fair value for the rights granted under the plan.

3.	Capital Assets

Effective July 1, 2002, PET entered into a series of agreements with its then parent Paramount Resources Limited, to acquire certain natural gas properties in northeast Alberta. The purchase price for the initial assets acquired was $81 million funded by way of issue of units and promissory notes. The purchase price for the remaining additional assets was $220 million funded by way of cash received from the issue of Trust Units pursuant to a Rights offering (Note 1) and bank debt (Note 1). As related party transactions, the purchase price of the acquired assets was adjusted to reflect the seller’s net book value of the assets. This resulted in a reduction in the carrying value of natural gas properties of $46.4 million. This amount was recorded as a reduction in Unitholders’ Equity.

During the period, an additional $8.7 million was expended on natural gas development activities and related facilities.

On July 1, 2002, PET entered into an agreement with a related party, Summit Resources Limited, to acquire all of the furniture, fixtures and information technology infrastructure located in the Trust’s current office premises. The purchase price for these assets was $2,073,000 and was paid for by way of issue of a promissory note (Note 4). As the transaction was between related parties, the assets acquired were recognized at a value equal to their net book value in the books of the vendor. This resulted in an increase in the carrying value of the assets of $1,317,000 and an equivalent increase in Unitholders Equity. During the period, an additional $226,000 of corporate assets were acquired from arms-length parties.

	March 31,	December 31,
	2003	2002

Petroleum and Natural Gas Properties	$571,910	$497,523
Corporate Assets	2,828	2,828
Adjustment to Net Book Value	(45,131)	1,317

	529,607	501,668
Accumulated Depletion and Depreciation	(260,592)	(249,620)

	$269,015	$252,048

4.	Bank and Other Debt

On February 4, 2003 Paramount Energy Trust issued a promissory note in the amount of $34.2 million in relation to the acquisition of certain assets in Northeast Alberta. Subsequently this promissory note was extinguished through the issue of Trust Units (Note 5).

On February 3, 2003 Paramount Energy Trust issued a promissory note in the amount of $30.0 million in relation to the acquisition of certain assets in Northeast Alberta. Subsequently this promissory note was extinguished through the utilization of bank facilities.

On July 1, 2002, PET issued a promissory note pursuant to the acquisition of corporate assets from Summit Resources Limited (Note 3). This promissory note accrued interest at a rate of prime plus 0.25 percent. The promissory note was repaid in full on February 3, 2003. No interest was paid during the period. All interest accrued on the promissory note was paid at the time the promissory note was extinguished.

PET has a demand credit facility with a syndicate of Canadian Chartered Banks in the amount of $100 million, with a borrowing base at March 31, 2003 of $100 million. The facility consists of a revolving demand loan of $90 million and a working capital facility of $10 million. The borrowing base increased to $115 million on April 30, 2003. In addition to amounts outstanding under the facility, PET has outstanding letters of credit in the amount of $1.7 million. Collateral for the credit facility is provided by a floating-charge debenture covering all existing and after acquired property of the Trust as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the facility.

Advances under the facility are made in the form of Banker’s Acceptances (BA), prime rate loans or letters of credit. In the case of BA advances, interest is a function of the BA rate plus a stamping fee based on the Trust’s current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the Lenders’ prime rate.

The credit facility is presently due May 31, 2003 and is consequently shown as a current liability. PET is presently in negotiations pursuant to which it is expected that the facility will be converted to a 364 day revolving credit facility prior to May 31, 2003.

5.	Trust Unit Capital

a)	Authorized

Authorized capital consists of an unlimited number of Trust Units and an unlimited number of Special Voting Units. No Special Voting Units have been issued to date.

b)	Issued and Outstanding

The following is a summary of changes in capital during the period ended March 31, 2002:

	Number
Trust Units	Of Units	Amount

Balance, December 31, 2002	1	$100
Units issued on settlement of Promissory Note	6,636,045	34,152,000
Units issued on settlement of Promissory Note	3,273,721	16,848,000
Units cancelled after declaration of dividend by Paramount Resources Limited	(173)	(874)
Units issued pursuant to Rights Offering	29,728,782	150,130,349
Trust Unit issue costs		(1,748,984)

Balance, March 31, 2003	39,638,376	$199,380,591

6.	Unit Incentive Plan

PET has adopted a Unit Incentive Plan which permits the Administrator’s Board of Directors to grant non-transferrable rights to purchase Trust Units (“Incentive Rights”) to its and affiliated entities’, employees, officers, directors and other service providers. The purpose of the Unit Incentive Plan is to provide an effective long-term incentive to eligible participants and to reward them on the basis of PET’s long-term performance and distributions. The Administrator’s Board of Directors will administer the Unit Incentive Plan and determine participants, numbers of Incentive Rights and terms of vesting. The grant price of the Incentive Rights (the “Grant Price”) shall equal the per Trust Unit closing price on the trading date immediately preceding the date of the grant, unless otherwise permitted. The holder of the Incentive Rights may elect to reduce the strike price of the Incentive Rights (the “Strike Price”), such reduction determined by deducting from the Grant Price the aggregate amounts of all distributions on a per Trust Unit basis that PET pays its unitholders after the date of grant which represent a return of more than 2.5% per quarter on PET’s consolidated net fixed assets on its balance sheet at each calendar quarter end.

The Strike Price will be adjusted on a quarterly basis and in no case may it be reduced to less than $0.001 per Trust Unit.

PET has granted 1,003,000 rights to purchase PET Trust Units to directors, officers and employees of the Administrator.

For purposes of Canadian generally accepted accounting principles, PET will account for the incentive rights granted to employees or directors of PET and its subsidiaries by the settlement method under which no amount will be recorded at the time the incentive rights are granted. Proceeds received on the exercise of the rights will be added to unitholders’ equity.

The incentive rights will only be dilutive to the calculation of income per Trust Unit if the exercise price is below the fair value of the unit.

At March 31, 2003 a total of 3,963,838 units had been reserved under the Unit Incentive Plan. No units reserved under the Unit Incentive Plan had vested. All incentive options granted to date under the Unit Incentive Plan have an exercise price of $5.05.

7.	Subsequent events

(a)	On April 10, 2003 PET announced the acquisition of certain properties from Paramount Resources Ltd. for $19.9 million before closing adjustments.

This news release contains forward-looking information. Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect. These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance. Actual results could differ materially as a result of changes in PET’s plans, changes in commodity prices, general economic, market and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations. There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

A live audio webcast by management of PET will be distributed on the internet at 9:00 am Calgary time on Tuesday, May 6, 2003. To participate in the webcast please visit www.paramountenergy.com or www.companyboardroom.com. The webcast will be archived shortly following the presentation.

Paramount Energy Trust is a natural gas-focused Canadian energy trust. PET’s Trust Units are listed on the Toronto Stock Exchange under the symbol “PMT.UN”. Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp, administrator of Paramount Energy Trust
Suite 500, 630 – 4 Avenue SW, Calgary, Alberta, Canada T2P 0J9

Susan L. Riddell Rose
President and Chief Operating Officer
or
Cameron R. Sebastian
Vice President, Finance and CFO
or
Gary C. Jackson
Vice President, Land, Legal and Acquisitions

Telephone: Fax:	(403) 269-4400 (403) 269-6336	Email: info@paramountenergy.com